

September 26, 2013

Via E-mail
Mr. Randal J. Freitag
Executive Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor Chester Road, Suite A305
Radnor, Pennsylvania   19087

**Re:        Lincoln National Corporation**
            **Form 10-K for the Fiscal Year Ended December 31, 2012**
            **Filed March 1, 2013**
            **File No. 001-06028**

Dear Mr. Freitag:

        We have reviewed your August 28, 2013 response to our July 31, 2013 letter and have the following comments.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations
Reinsurance, page 97

1.  Given the magnitude of your reinsurance recoverable assets in relation to your equity, please provide us proposed revised disclosure to be included in future periodic reports that specifically indicates how you manage your associated credit risk.  In your disclosure, at a minimum, please include the following concepts provided in your response to prior comment 1:
    - The criteria you use to qualify new reinsurers;
    - How you monitor the financial strength ratings of existing reinsurers; and
    - The amount of collateral you hold against these recoverable assets and how you have accounted for this collateral, including where it is classified on your balance sheet.

<u>Liquidity and Capital Resources, page 98</u>

2. Please refer to your response to prior comment 2. Please provide us a more robust response to our request in the last bullet of our comment that tells us the expected effects on your financial position and results of operations if you discontinue this strategy. In this regard, your response should tell us the aspect(s) of and magnitude to your financial position and results of operations, including the impact of writing less business to comply with Regulation XXX and AG38, or that you would not expect any material effects.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief